

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE


05051333

April 18, 2005



Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 4/18/2005

Re: General Motors Corporation
Incoming letter dated April 12, 2005

Dear Ms. Larin:

This is in response to your letters dated April 12, 2005 and April 13, 2005 concerning the shareholder proposal submitted to GM by Lucy M. Kessler. We also have received one letter on the proponent's behalf dated April 12, 2005 and two letters on the proponent's behalf dated April 15, 2005. On March 29, 2005, we issued our response expressing our informal view that GM could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letters, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn
Deputy Director

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

April 12, 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, SW
Washington, D.C. 20549

Ladies and Gentlemen:

I am writing to request that the Staff reconsider its informal view, expressed in its letter of April 12, 2005 to General Motors Corporation (Exhibit A), that GM may not exclude the stockholder proposal submitted by Lucy M. Kessler.

General Motors originally intended to omit the proposal under Rule 14a-8(i)(3) on the grounds that it was materially misleading in violation of Rule 14(a)-9; subsequently on February 23, GM supplemented its request to add that it intended to omit the proposal under Rule 14a-8(i)(10) because the Executive Compensation Committee of the Board of Directors had adopted a policy that substantially implemented the proposal (Exhibit B). The February 23 letter directed the Staff's attention to the no-action letters in AutoNation Inc. (February 16, 2005) and Borders Group, Inc. (January 31, 2005), in which companies with policies similar to GM's policy received no-action letters with regard to the same proposal.

The Staff rejection of GM's request for a no-action letter appears inconsistent with its position in these two recent letters. The following table lays out the similarities between the proposal, the policy in Borders, which was held to have substantially implemented the proposal, and the GM policy:

Term	Proposal	Borders	General Motors
Employees covered	Senior executives	Executives	Executive officers
Limitation on severance payments	2.99 percent of base salary plus bonus	2.99 times sum of annual base salary plus target bonus	2.99 times sum of base salary and target bonus

Types of agreements	Includes agreements renewing, modifying or extending existing severance agreements or employment agreements with golden parachute or severance provision	Employment agreement containing severance provision, retirement or other termination agreements, agreements renewing, modifying or extending such agreements	Any separation agreement where employment terminated prior to retirement
Benefits excluded from limitation—salary and bonus	Apparently none	Earned but unpaid salary and bonus through termination date	Salary, bonus or performance award amounts accrued at termination
Benefits excluded from limitation—retirement and savings benefits	Not mentioned	Benefits under any long-term Incentive plan, non-qualified deferred compensation plan, tax-qualified retirement or savings plan	Payments based on accrued qualified and non-qualified deferred compensation plans, including retirement and savings benefits
Benefits excluded from limitation—welfare benefits	Not mentioned	Group welfare plans or any similar plan in which other employees participate	Any retiree health, life or other welfare benefit, including any legally required benefit made pursuant to programs generally available to all GM employees
Benefits excluded from limitation—"make-whole"	Not mentioned	Not mentioned	"Make whole" payments for forfeiture of benefits from prior employer
Benefits excluded from limitation—settlement of claims	Not mentioned	Payment determined in good faith by independent board committee to be	Payment determined in good faith by independent board committee to be

		reasonable settlement of claim against company	reasonable settlement of claim against company
Timing of approval	Flexibility of seeking approval after tentative agreement	Board may seek approval after material terms agreed upon but payment in excess of limitation contingent on shareholder approval	Board may seek approval after material terms agreed upon but payment in excess of limitation contingent on stockholder approval

This table shows that GM's policy is not significantly different from the Borders' policy, which has already been considered to substantially implement the proposal. Elements that may appear to be different are merely minor variations in wording, provisions for matters like "make-whole" payments that may not be relevant to the other company, or express inclusion or exclusion of items that are not dealt with specifically by the other policy. For example, the Borders' policy states that benefits covered by the limitation include lump-sum cash payments (including payments in lieu of medical or other benefits) and the estimated present value of periodic retirement payments, welfare benefits and consulting fees or expenses, but then excludes benefits under tax-qualified retirement plans or group welfare plans. The GM policy is substantially similar; benefits under similar plans are excluded, and compensation that falls outside the plans is therefore not excluded and treated as compensation subject to the limitation.

It should be noted that General Motors' policy was not adopted until February 22, and so could not be cited as the basis for exclusion under Rule 14a-8(i)(10) in its original letter. The proponent's representative has asserted that this argument is therefore untimely. However, the Staff has been flexible in considering whether policies adopted after a no-action request is submitted should be treated as substantially implementing the related proposal so that it can be omitted. See, e.g., Allegheny Energy, Inc. (March 9, 2005); Boeing Company (March 9, 2005); Morgan Stanley (February 14, 2005).

By the adoption of its policy regarding severance benefits, General Motors has substantially implemented the purpose of the proposal, in the same way and to the same extent as in Borders. Because the proposal has been substantially implemented and is now moot, we believe it would be appropriate to omit it from GM's proxy materials under Rule 14a-8(i)(10).

Because of recent changes at General Motors, printing proxy materials has been delayed to this week, so that we would appreciate your prompt response. I am sending this letter to the Staff by e-mail and concurrently to the proponent's representative by fax, and will send six copies of this letter with all Exhibits, with a copy to the proponent's representative for overnight delivery.

Sincerely,

Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c (w/encl.): Martin Dunn
Rebekah J. Toton

John Chevedden

Exhibit A

March 29, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated February 7, 2005

The proposal requests that the board seek shareholder approval for future "golden parachutes" with senior executives that provide "benefits" exceeding 299 percent of the sum of the executive's base salary plus bonus.

We are unable to concur in your view that GM may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that GM may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that GM may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that GM may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Rebekah J. Toton
Attorney-Advisor

Exhibit B



General Motors Corporation
Legal Staff

Facsimile (313) 665-4979

Telephone (313) 665-4927

February 23, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This letter supplements General Motors' no-action request dated February 7, 2005 regarding the stockholder proposal received from Lucy Kessler (Exhibit A). GM's earlier letter stated that we intend to omit the proposal under Rule 14a-8(i)(3) on the grounds that it is materially misleading in violation of Rule 14a-9. Since the date of that letter, GM has adopted a policy that substantially implements the proposal, so it may be omitted as moot under Rule 14a-8(i)(10).

It has been General Motors' practice not to enter into severance agreements with executive officers when they are promoted or hired. On February 22, 2005, the Executive Officer Severance Policy (the "GM Policy") adopted by the Executive Compensation Committee of the General Motors Board of Directors was finalized (Exhibit B). The GM Policy requires stockholder approval of any severance benefits that would be paid upon the termination of an executive officer's employment prior to retirement if the proposed severance benefits would exceed 2.99 times the sum of the executive's base salary and target bonus. The GM Policy also states that a committee comprised of independent directors may approve an agreement with an executive officer providing severance benefits in excess of 2.99 if necessary in the best interests of the Corporation, provided that stockholder approval would be sought after agreement on the material terms but before such excess benefits are paid. This GM Policy will be described in the proxy statement for GM's 2005 Annual Meeting, and a copy of the GM Policy will be available in the Corporate Governance section of the General Motors website, http://investor.gm.com.

The GM Policy, by generally requiring stockholder approval of severance benefits exceeding 2.99 times an executive officer's salary plus bonus, substantially implements the proposal. In two recent no-action letters, <u>AutoNation Inc.</u> (February 16, 2005) and <u>Borders Group, Inc.</u> (January 31, 2005), where the company had a policy similar to the GM Policy the Staff has found that the same proposal could be omitted under Rule 14a-8(i)(10). Both companies' policies limited severance benefits that could be paid without stockholder approval to 2.99 times the total of the base salary and target bonus, and clarified certain items that should be considered part of the severance benefits such as earned but unpaid salary, deferred compensation, and accrued retirement benefits. The GM Policy is particularly similar to Borders' policy, which applies to all severances (without a specific mention of change of control) and provides for interim approval by an independent board committee if because of time constraints or other reasons, it would be in the best interest of the Corporation.

Like the policies in AutoNation and Borders, the GM Policy satisfies the essential objective of the proposal. Rule 14a-8(i)(10) allows for the exclusion of proposals "if the company has already substantially implemented the proposal." As noted in Release No. 34-20091 (August 16, 1983), a registrant may omit a proposal even if it has not taken the specific action requested by a proposal exactly in all details as long as the essential objective of the proposal as has been satisfied, and the Staff has issued no-action letters under those circumstances. See, e.g., AMR Corporation (April 17, 2000); Masco Corporation (April 19 and March 29, 1999); MacNeal-Schwendler Corporation (April 2, 1999); General Motors Corporation (March 4, 1996); Northern States Power Company (February 16, 1995); E.I. duPont de Nemours and Company (February 14, 1995). Similar, the precedents of AutoNation and Borders indicate that the proposal may be omitted under Rule 14a-8(i)(10) as substantially implemented since the GM Policy satisfies its essential objective.

We appreciate the Staff's considering this additional ground for excluding the proposal. We realize that this supplement to our earlier request comes after the deadline in Rule 14a-8(j), but we note that the GM Policy was finalized and the Staff issued its no-action letter in AutoNation after our original letter.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: John Chevedden for Lucy Kessler



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

February 7, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing pursuant to paragraph (j) of Rule 14a-8 to omit the proposal received on December 6, 2004 from Lucy Kessler (Exhibit A) from the General Motors Corporation proxy materials for the 2005 Annual Meeting of Stockholders. The proposal would request that the Board of Directors seek stockholder approval of future severance agreements or employment agreements that provide payment for change of control or severance.

General Motors intends to omit the proposal and supporting statement under Rule 14a-8(i)(3) on the grounds that it is materially misleading in violation of Rule 14a-9.

Staff Legal Bulletin No. 14B (September 15, 2004) reaffirmed the application of Rule 14a-8(i)(3) to exclude or modify a statement where "the company demonstrates objectively that a factual statement is materially false or misleading" and "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." Since both conditions apply to the proposal and supporting statement, we believe that the proposal can be omitted under Rule 14a-8.

Although the subject matter of the proposal is severance provisions for senior executives, virtually none of the supporting statement deals with that topic, except for the mention of the vote the same topic received at 26 unnamed other companies and CALPERS position on the topic. The rest of the statement deals with the Board of Directors and its independence and governance. A stockholder who was persuaded by the statement might vote in favor of the proposal believing that it related to membership on the Board or Board governance. Because it applies to executive compensation, in fact it would not be likely to have any effect on the charges that the statement makes—Board ineffectiveness, excessive CEO pay, lack of independence, and over-extension of individual directors. Substantially the same supporting statement—modified for a variety of corporations but not for the different topics of the related proposals—has been used indiscriminately this proxy season for proposals relating to poison pills, AT&T Corp. (January 24, 2005); Kimberly-Clark Corporation (December 22, 2004); annual election of directors, Electronic Data Systems Corporation (January 24, 2005); PACCAR Inc. (December 27, 2004); simple majority voting, Time Warner Inc. (January 21, 2005); SBC Communications Inc. (January 5, 2005); and independent board chairman, General Electric Company (January 14, 2005). A stockholder who reviewed a number of proxy statements could very likely be confused by seeing the same supporting statement repeatedly, particularly when in this case it bears almost no relationship to the proposal itself.

The supporting statement, in addition to being irrelevant to the proposal, includes a number of materially misleading statements and would violate Rule 14a-9. The ratings from The Corporate Library reported in the first bullet point have been changed and are now "B" for both Overall Board Effectiveness, "C" for CEO Compensation and "Low" board risk assessment (as compared to the earlier ratings of D, F, and High risk). (Exhibit B) The change in the CEO Compensation rating also affects the "Problem Director" designation reported in the second bullet point. On January 19, General Motors wrote the proponent's representative John Chevedden to point out these changes (at that time the Overall Board Effectiveness Rating was "C") and to offer him an opportunity to revise the supporting statement. (Exhibit C) In a subsequent conversation, after GM indicated that it was not willing to negotiate other matters in connection with this suggested change, Mr. Chevedden stated that he preferred to wait to make changes until directed by the Staff. We believe that the supporting statement now omits to state a material fact necessary to make it not misleading, as prohibited by Rule 14a-9. The second bullet point also omits the fact that Mr. Bryan, although a director of Sara Lee in 1976, left its board in 2001, three years before the rating that the supporting statement refers to, and the third bullet point reports the 2002 pay for the CEO without providing the lower 2003 compensation. (The 2003 compensation may not have been available on the cited source, but clearly comparable—and much lower—numbers are available in the Summary Compensation Table in GM's 2003 proxy statement. (Exhibit D)) In addition, the first paragraph of the supporting statement, headed "51% Yes-Vote", omits the fact that the proposal received a considerably lower 23% vote at GM in 2004. (Exhibit E) That statement and the second and third bullet points are artfully drafted to create a false impression; by omitting more specific or recent information the supporting statement is materially misleading, and therefore those portions are excludable under Rule 14a-8(i)(3).

Following SLB No. 14B it is disappointing to have to call on the Staff to correct these deficiencies. As long as proponents are unwilling to correct clearly false or misleading statements or to add necessary information to avoid materially misleading omissions without direct instructions from the Staff (or without receiving concessions from registrants), stockholder proposals will continue to consume an inordinate amount of time from the Staff as well as attorneys for registrants. By permitting the deletion of a statement that violates Rule 14a-9 rather than simply directing the proponent to make changes necessary for its accuracy, the Staff would create an incentive for proponents as well as registrants to comply with the proxy rules without demanding Staff involvement.

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2005 Annual Meeting of Stockholders. If you wish to provide a copy of your response to the proponent at the same time, Ms. Kessler's representative is John Chevedden. Mr. Chevedden's fax number is 310-371-7872.

GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: John Chevedden for Lucy Kessler

Executive Officer Severance Policy

As a matter of business philosophy and practice, General Motors' executive officers are generally at-will employees who serve at the discretion of the board. This allows the Corporation greater flexibility to reward or remove an executive officer prior to retirement whenever it is in the best interests of the Corporation, with full discretion on any severance package (excluding accrued vested benefits held by the executive). In addition, GM does not generally enter into severance agreements with executive officers when they are hired or promoted. Any such existing arrangements for Named Executive Officers are limited to those disclosed in the proxy statement.

On the rare occasion when an executive officer is removed, the board exercises its business judgment in approving an appropriate separation arrangement, if any, in light of all relevant circumstances including, but not limited to, the individual's term of employment, past contributions and accomplishments, and reasons for separation from the company. The board, for example, might give particular consideration to a highly successful, long-serving executive who elected to separate for health or similarly compelling personal reasons.

However, if the board were to agree to pay future severance benefits to any of the executive officers, GM would seek stockholder approval of any such benefits if: (i) the executive's employment was terminated prior to retirement; and (ii) the present value of the proposed severance benefits would exceed 2.99 times the sum of the executive's base salary and target bonus. For this purpose, severance benefits would not include:

- Payments based on accrued qualified and non-qualified deferred compensation plans, including retirement and savings benefits;
- Payments of salary, bonus, or performance award amounts that had accrued at the time of termination;
- Any benefits paid under any long-term incentive plans in which other employees participate;
- Any retiree health, life or other welfare benefit, including any legally-required benefit made pursuant to programs generally available to all GM employees;
- Amounts paid as part of any employment agreement intended to "make-whole" any forfeiture of benefits from a prior employer; and
- Any payment that a committee consisting solely of independent directors determines in good faith, after consulting with counsel selected by such committee, to be a reasonable settlement of any claim made against the Corporation

Due to timing constraints or other reasons, a committee consisting solely of independent directors may determine that it would be in the best interests of stockholders to enter into a severance agreement with an executive officer in which the present value of the proposed severance benefits would exceed 2.99 times the sum of the executive's base salary and target bonus before obtaining stockholder approval. In this situation, the Board may seek approval after the material terms have been agreed upon but the payment of any severance benefits in excess of the foregoing limits will be contingent upon stockholder approval of the severance agreement.

This policy shall take effect upon adoption and apply only to severance agreements adopted, amended, or extended after that date. It is not intended that the application of this policy shall modify or alter the tax deductibility of any payment or benefit paid or excluded hereunder. Notwithstanding any provision of this policy, no plan elections, modifications or distributions will be allowed or implemented if they would cause an otherwise eligible plan participant to be subject to tax (including interest and penalties) under Internal Revenue Code Section 409A. Consistent with GM's compensation philosophy and practice, the Board of Directors retains the right to amend or modify this policy as needed.

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Wednesday, April 13, 2005 2:06 AM
To: CFLETTERS@SEC.GOV
Subject: General Motors Corp. (GM) Request for Reconsideration Based on No New Action

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

April 12, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

General Motors Corp. (GM)
Initial Shareholder Position on Company Request for Reconsideration Based on No New Action Rule 14a-8 Proposal: Golden Parachutes and Shareholder Vote
Shareholder: Lucy Kessler

Ladies and Gentlemen:

On April 12, 2005 the company belatedly submitted a request for reconsideration in regard to the above proposal. This means that the company has submitted 4 separate letters on this proposal including its initial no action request. The dates are:

1. February 7, 2005
2. February 23, 2005 (introducing the February 22, 2005 company policy)
3. March 7, 2005
4. April 12, 2005

At this late date the company has not even included a copy of the "Borders" policy that the company implicitly cites as its primary exhibit.

The February 23, 2005 company letter already introduced the February 22, 2005 company policy approximately 50-days prior to this April 12, 2005 company letter. The company does not claim at this late date that it has changed its February 22, 2005 company policy in any way to remedy defects in substantial implementation.

The company has set up a situation where it has held for back 50-days a revised argument based on no new action and then seeks to limit the shareholder to a few days to respond.

Since this initial reply is forwarded on the same day that as the company letter was received, it is respectfully requested that there be an opportunity to respond in greater detail to the company request for reconsideration prior to the Staff reconsideration reply.

Sincerely,

John Chevedden
Shareholder

cc: Lucy Kessler
Anne Larin



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

April 13, 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, SW
Washington, D.C. 20549

Ladies and Gentlemen:

This letter responds to the April 12 letter of John Chevedden (Exhibit A) replying to GM's request for reconsideration of the Staff's March 29 rejection of a no-action letter regarding a stockholder proposal submitted by Lucy M. Kessler and handled by Mr. Chevedden.

General Motors' request for reconsideration is based on two recent no-action letters holding that the same proposal had been substantially implemented by the adoption of a severance policy very similar to one adopted by GM and was therefore excludable under Rule 14a-8(i)(10). AutoNation Inc. (February 16, 2005); Borders Group, Inc. (January 31, 2005). Our letter outlined the principal terms of the proposal, the policy adopted in Borders, and the policy adopted by GM to demonstrate their similarity. Mr. Chevedden has pointed out that our letter did not include a copy of the Borders policy as an exhibit; the policy is set forth in the cited no-action letter, which is readily available to the Staff and Mr. Chevedden, who was the proponent.

To facilitate review by the Staff and Mr. Chevedden, however, we will quote the policy as set forth in Borders' no-action request:

> The Board of Directors of Borders Group, Inc. (the "Company") shall seek shareholder approval of any severance agreement with any executive of the Company that provides Benefits payable by the Company with a total estimated present value exceeding 2.99 times the sum of the executive's annual base salary plus target bonus for the year in which the severance occurs. "Severance Agreements" shall include employment agreements containing severance provisions, retirement or other termination agreements, and agreements renewing, modifying or extending existing such agreements [sic]. Subject to the exclusions noted below, "Benefits" include lump-sum cash payments (including payments in lieu of medical and other benefits) and the estimated present value of periodic retirement payments, welfare benefits and consulting fees or expenses to be paid to the executive after termination of employment for a reason other than death

or disability; but shall not include (i) any payment of earned but unpaid salary and bonus though [sic] the employment termination date; (ii) any benefits under any long-term Incentive plan, non-qualified deferred compensation plan, tax-qualified retirement or savings plan, group welfare plans or any similar plan in which other employees participate, or (iii) any payment that a committee consisting solely of independent directors determines in good faith, after consulting with counsel selected by such committee, to be a reasonable settlement of any claim made against the Company. If due to timing constraints or other reasons, a committee consisting solely of independent directors determines that it would be in the best interests of shareholders to enter into a severance agreement before obtaining shareholder approval, the Board may seek approval after the material terms have been agreed upon but the payment of any Benefit in excess of the foregoing limits must be contingent upon shareholder approval of the severance agreement. This Policy shall take effect upon adoption and apply only to severance agreements adopted, amended or extended after that date.

Borders Group, Inc.

As shown in the table in our April 12 letter, the policy adopted by General Motors (included in Exhibit B to that letter) tracks the Borders policy closely, although the policies employ different organization and language. In a few instances, the GM policy refers to benefits that may not be relevant to Borders' policies such as a qualified deferred compensation plan or "make-whole" payments for employees who forfeited payments from a previous employer when they were hired by GM. Admittedly, General Motors' policy applies to a significantly narrower group of employees than Borders', which refers to "any executive". The GM policy, however, was designed to apply to substantially the same group as the proposal, which refers to "senior executives". General Motors does not use the term "senior executive" internally, so that it would be difficult to apply a policy that referred, like the proposal, to "senior executives". The GM policy, therefore, expressly refers to "executive officers," a clearly defined group of senior executives who are annually identified in our Annual Report on Form 10-K.

We apologize if the timing of our request for reconsideration creates any difficulties for the Staff or Mr. Chevedden. The Staff's decision was received via regular mail last Tuesday, which appeared too late for reconsideration under our scheduled printing deadline. Since then, internal events have necessitated changes to the proxy statement that have delaying printing so that we could implement a change upon reconsideration until the end of business on Monday, April 18.

We hope that it will be possible to reconsider the Staff's decision expeditiously since as Mr. Chevedden observes in his letter, General Motors has not taken any new action so that the Staff and Mr. Chevedden are already thoroughly familiar with the issues. (Mr. Chevedden was the proponent for both the proposals considered in Borders and AutoNation.) Although we might be willing to consider appropriate changes, we do not believe that any new action is warranted, given the substantial similarity between General Motors' policy and the policies set forth in the proposal and adopted by Borders. (AutoNation's policy is also similar; to simplify our presentation we used the Borders policy as a model and did not review the AutoNation policy.) Mr. Chevedden's letters to the Staff after General Motors adopted its policy and argued that the policy substantially implemented the proposal have not identified any way in which the GM policy differs from the proposal or from the policies held in Borders and AutoNation to have substantially implemented it.

To expedite this process, I am sending this letter to the Staff by e-mail and concurrently to the proponent's representative by fax, and will send six copies of this letter with all Exhibits, with a copy to the proponent's representative, via overnight delivery.

Sincerely,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c (w/encl.): John Chevedden

To: <CFLETTERS@SEC.GOV>
Date: Tuesday, April 12, 2005 11:06 PM
Subject: General Motors Corp. (GM) Request for Reconsideration – Based on No New Action

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

April 12, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

General Motors Corp. (GM)
Initial Shareholder Position on Company Request for Reconsideration –
Based on No New Action
Rule 14a-8 Proposal: Golden Parachutes and Shareholder Vote
Shareholder: Lucy Kessler

Ladies and Gentlemen:

On April 12, 2005 the company belatedly submitted a request for reconsideration in regard to the above proposal. This means that the company has submitted 4 separate letters on this proposal including its initial no action request. The dates are:

1. February 7, 2005
2. February 23, 2005 (introducing the February 22, 2005 company policy)
3. March 7, 2005
4. April 12, 2005

At this late date the company has not even included a copy of the "Borders" policy that the company implicitly cites as its primary exhibit.

The February 23, 2005 company letter already introduced the February 22, 2005 company policy approximately 50-days prior to this April 12, 2005 company letter. The company does not claim at this late date that it has changed its February 22, 2005 company policy in any way to remedy defects in substantial implementation.

The company has set up a situation where it has held for back 50-days a revised argument based on no new action and then seeks to limit the shareholder to a few days to respond.

Since this initial reply is forwarded on the same day that as the company letter was received, it is respectfully requested that there be an opportunity to respond in greater detail to the company request for reconsideration – prior to the Staff reconsideration reply.

Sincerely,

John Chevedden
Shareholder

cc: Lucy Kessler
Anne Larin

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

April 15, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

General Motors Corp. (GM)
Shareholder Position on Delayed Company Request for Reconsideration
Rule 14a-8 Proposal: Golden Parachutes and Shareholder Vote
Shareholder: Lucy Kessler

Ladies and Gentlemen:

The company request for reconsideration may be motivated at the last minute to avoid further criticism as the company comes under increased scrutiny by the Securities and Exchange Commission for its accounting practices in regards to Delphi Automotive (DPH). There is also declining sales of its thirsty SUVs and lack-luster newly introduced cars plus criticism for withholding its advertising from the Los Angeles Times due to critical comment by Dan Neil, Times Pulitzer Prize winning writer.

For example, "After all, the news has been getting worse and worse at the big automaker for more than a month now. First GM slashed its earnings guidance, citing weak sales. Then rating agencies trimmed the company's debt rating, pushing up GM's borrowing costs. Lately, investigators [including the Securities and Exchange Commission] have started examining the company's accounting and disclosure policies."

Source:
The Five Dumbest Things on Wall Street This Week
By Colin Barr
Companies Editor
4/15/2005 7:02 AM EDT

Additionally the company did not give any reason the Staff would not have previously been aware of Borders Group, Inc. (January 31, 2005).

The company complied a 9-point table loaded with non-applicable comparisons. For instance, five of nine points appear moot as they are labeled "Apparently none" or "Not mentioned" when compared to the rule 14a-8 proposal.

On one of the four remaining comparisons the company clearly has an error in stating the rule 14a-8 proposal calls for "Limitation on severance payments" of "2.99 percent of base salary plus bonus." A "2.99 percent" limit would be very strict indeed.

The Staff had less deliberation time on the Borders proposal, Borders Group, Inc. (January 31, 2005), with "Incoming letter dated December 22, 2004." The Borders Staff Response Letter was issued in less than 40-days. However in General Motors Corporation (March 29, 2005), with "Incoming letter dated February 7, 2005," the Staff had more time to deliberate (more than 50-days) and the Staff had the advantage of greater familiarity with the topic of the proposal since the proposals to Borders and GM are similar.

Borders Group, Inc. (January 31, 2005) was based on Staff consideration of two company letters from Borders. On the other hand General Motors Corporation (March 29, 2005) had an advantage of greater Staff consideration since it was based on three letters from GM.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Sincerely,



John Chevedden
Shareholder

cc: Lucy Kessler
Anne Larin